# BGV SECURITIES USA, LLC

(A Wholly Owned Subsidiary of BGV Securities Holdings USA, LLC)

Financial Statements and Supplementary Schedules

December 31, 2023 and 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

**BGV SECURITIES USA, LLC**
(A Wholly Owned Subsidiary of BGV Securities Holdings USA, LLC)
December 31, 2023 and 2022

## Table of Contents

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| SEC FILE NUMBER |
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| 8-70772 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BGV Securities USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 S Biscayne BLVD Suite 1130
(No. and Street)

| Miami | FL | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Emily Abbrruzzese | 516-858-4766 | eabbruzzese@bgvsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

| American International Plaza Suite 1100 250 Munoz Rivera Ave | San Juan | PR | 00918-1819 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Roberto Aleman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BGV Securities USA, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mauricio A Bolero
Comm.: HH 159413
Expires: Aug. 1, 2025
Notary Public - State of Florida

Notary Public

Signature:

Title:
CEO

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

## Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
BGV Securities USA, LLC:

*Opinion on the Financial Statements*

We have audited the accompanying statements of financial condition of BGV Securities USA, LLC (the Company) as of December 31, 2023 and 2022, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2023.

San Juan, Puerto Rico
April 3, 2024

Stamp No. E556071 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

**BGV SECURITIES USA, LLC**
(A Wholly Owned Subsidiary of BGV Securities Holdings USA, LLC)
Statements of Financial Condition
December 31, 2023 and 2022

| **Assets** | **Note** | **2023** | **2022** |
|---|---|---|---|
| Cash and cash equivalents | 2 | $ 1,286,862 | $ 2,938,736 |
| Deposits with clearing organization | 2 | 998,429 | 250,749 |
| Securities owned - at fair value | 3 | 256,881 | 0 |
| Receivables from clearing broker-dealer | 4 | 5,351 | 0 |
| Furniture and equipment, net | 5 | 95,328 | 112,357 |
| Operating lease right-of-use assets, net | 11 | 446,126 | 537,047 |
| Other assets | 6 | 397,830 | 4,158 |
| Total assets | | $ 3,486,807 | $ 3,843,047 |
| **Liabilities and Member's Equity** | | | |
| Liabilities: | | | |
| Operating lease liability | 11 | $ 488,308 | 568,849 |
| Accounts payable and accrued expenses | | 86,755 | 29,652 |
| Total liabilities | | 575,063 | 598,501 |
| Member's equity: | | | |
| Member's capital | | 4,000,000 | 4,000,000 |
| Accumulated deficit | | (1,088,256) | (755,454) |
| Total member's equity | | 2,911,744 | 3,244,546 |
| Total liabilities and member's equity | | $ 3,486,807 | $ 3,843,047 |

**See accompanying notes to financial statements.**

**BGV SECURITIES USA, LLC**
(A Wholly Owned Subsidiary of BGV Securities Holdings USA, LLC)
Statements of Operations
For the year ended December 31, 2023 and 2022

| | Note | 2023 | 2022 |
|---|---|---|---|
| Revenues: | | | |
| Commissions | | $ 263,340 | $ 0 |
| Trading gain, net | | 445,196 | 0 |
| Fees earned | 12 | 1,521,749 | 0 |
| Other commissions and fees | | 35,119 | 0 |
| Interest income | | 54,682 | 15,033 |
| Other income | | 603 | 0 |
| Total revenues | | 2,320,689 | 15,033 |
| Expenses: | | | |
| Employee compensation and benefits | | 998,976 | 375,928 |
| Management and service fees | 8 | 732,998 | 0 |
| Clearing broker fees | | 333,902 | 0 |
| Occupancy and equipment | 11 | 127,208 | 31,802 |
| Professional fees | | 248,454 | 182,261 |
| Communications | | 102,557 | 15,701 |
| Other | 5 | 109,396 | 43,329 |
| Total expenses | | 2,653,491 | 649,021 |
| Net loss | | $ (332,802) | $ (633,988) |

**See accompanying notes to financial statements.**

**BGV SECURITIES USA, LLC**
(A Wholly Owned Subsidiary of BGV Securities Holdings USA, LLC)
Statements of Changes in Member's Equity
For the year ended December 31, 2023 and 2022

| | 2023 | 2022 |
|---|---|---|
| Member's capital: | | |
| Balance at the beginning and end of year | $ 4,000,000 | $ 4,000,000 |
| Accumulated deficit: | | |
| Balance at the beginning of year | (755,454) | (121,466) |
| Net loss | (332,802) | (633,988) |
| Balance at the end of year | (1,088,256) | (755,454) |
| Total member's equity | $ 2,911,744 | $ 3,244,546 |

**See accompanying notes to financial statements.**

**BGV SECURITIES USA, LLC**
(A Wholly Owned Subsidiary of BGV Securities Holdings USA, LLC)
Statements of Cash Flows
For the year ended December 31, 2023 and 2022

| | Note | 2023 | 2022 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | | $ (332,802) | $ (633,988) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation expenses | 5 | 19,715 | 5,582 |
| Amortization of right-of-use assets | 11 | 90,921 | 22,309 |
| Changes in operating assets and liabilities: | | | |
| Securities owned – at fair value | 3 | (256,881) | 0 |
| Receivables from clearing broker-dealer | | (5,351) | 0 |
| Other assets | | (393,672) | (4,158) |
| Accounts payable and accrued expenses | | 57,103 | 29,652 |
| Net cash used in operating activities | | (820,967) | (580,603) |
| Cash flows from investment activities: | | | |
| Purchase of equipment | | (2,686) | (117,939) |
| Cash used in investment activities | | (2,686) | (117,939) |
| Cash flows from financing activities: | | | |
| Leases liabilities | | (80,541) | 9,493 |
| Cash (used) provided in/by financing activities | | (80,541) | 9,493 |
| Net decrease in cash and cash equivalents | | (904,194) | (689,049) |
| Cash and cash equivalents - beginning of year | | 3,189,485 | 3,878,534 |
| Cash and cash equivalents - end of year | 2 | $ 2,285,291 | $ 3,189,485 |
| Reconciliation of the Statement of Cash Flows to Statement of Financial Condition: | | | |
| Cash and cash equivalents | | $ 1,286,862 | $ 2,938,736 |
| Deposit with clearing organization | | 998,429 | 250,749 |
| Total cash and cash equivalents - end of year | 2 | $ 2,285,291 | $ 3,189,485 |
| Supplemental disclosures of cash flow information: | | | |
| Leases liabilities | | 0 | (555,049) |
| Right-of-use assets | | 0 | 555,049 |
| Operating leases liabilities paid | | 109,791 | 0 |

**See accompanying notes to financial statements.**

## (1) Organization and Summary of Significant Accounting Policies

***Organization and Description of Business***

BGV Securities USA, LLC (the Company) is a limited liability company (LLC) organized and incorporated under the laws of the State of Florida and is a wholly owned subsidiary of BGV Securities Holdings USA, LLC (BGVSH or Parent). The Company is engaged in financial brokerage services in the state of Florida and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is approved as a registered broker-dealer pursuant to Section l 5(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision k(2)(ii) of such rule. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer.

The Company was incorporated during the year 2021, it received FINRA membership on October 7, 2022 and began customer operations during the year 2023.

The accounting and reporting policies of the Company conform to United States Generally Accepted Accounting Principles (GAAP). The following is a summary of the Company's most significant accounting policies:

***(a) Basis of Presentation***

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the State of Florida, the SEC, and FINRA.

***(b) Use of Estimates***

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the statement of operations during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the receivables from broker-dealers other, securities owned and accruals.

***(c) Securities Transactions***

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and included in trading, net on statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded as securities owned – at fair value on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included in trading gains, net in the statement of operations for the reporting period.

***(d) Revenue Recognition***

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC). All revenues are recorded in accordance with ASC-606 Revenue from Contracts with Customers, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation in the contract has been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, (v) the Company has satisfied the applicable performance obligation either at a point in time or over time.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction in which, the Company acts as Agent, a commission is charged to the client. Commissions and related clearing expenses are recorded on trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Trading Gains

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction in which the Company acts as Principal, a sales credit is charged to the client creating a trading gain. The Company executes all costumer trading gain transactions on a Riskless Principal Basis as trades with other dealers are not executed unless a client offsetting trade has been received first. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

12B-1 Fees

The Company derives ongoing revenue from mutual fund companies that is recognized as earned on the terms of executed distribution agreements with said mutual fund companies. Distribution agreements outline the percentage points to be received by the Company in relation to the Net Asset Value (NAV) of client investments. The Company meets its performance obligations at the time of placement, though fees are earned for the duration of each customer's investment. Fees are based as a percentage of market value (or net asset value), thus a variable consideration which is recognized by the Company when such fees can be estimated with a high degree of certainty.

***(e) Furniture and Equipment***

Furniture and equipment are stated at amortized cost. Depreciation on furniture and equipment are calculated on the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

***(f) Income Taxes***

The Company is a single-member limited liability company (LLC) and is treated as one for income tax purposes. As such, the Company is a pass-through entity in which federal and state income taxes are reported on its owner's tax return.

***(g) Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

### *(h) Fair Value Measurements*

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 - Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

At December 31, 2023 and 2022, the assets and liabilities recorded at amounts that approximate fair value includes cash and cash equivalents, deposits with clearing organization, receivables from clearing broker-dealers, other assets, accounts payable and accrued expenses. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

### *(i) Subsequent events*

The Company has evaluated the impact of subsequent events through April 3, 2024 which is the date these financial statements were issued. There were no items that required disclosure in the financial statements.

### *(j) Commitments and Contingencies*

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

### *(k) Lessee Accounting*

Right of use assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The right-of-use asset is measured at the amount of the lease liability adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term, any unamortized initial direct costs, and any impairment of the right-of-use-asset.

Operating lease expense consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis, and any impairment of the right-of-use asset. Variable lease payments are generally expensed as incurred and include certain non-lease components, such as maintenance and other services provided by the lessor, and other charges included in the lease. The Company does not have any lease with an initial term of 12 months or less, but if any, it will not be recorded on the statement of financial condition, and the expense for this short-term lease and for operating lease will be recognized on a straight-line basis over the lease term.

The Company's lease does not contain residual value guarantees or material variable lease payments and is classified as operating lease.

During de year 2022, because of the application of ASC-842, the Company recorded a right-of-use asset and a lease liability for the sum of $555,049.

## (2) Cash, Cash equivalents and Deposits with Clearing Organization

Cash, cash equivalents and deposits with clearing organization balances at December 31, 2023 and 2022 are as follow:

| | 2023 | 2022 |
|---|---|---|
| Cash and cash equivalents | $ 1,286,862 | $ 2,938,736 |
| Deposits with clearing organization | 998,429 | 250,749 |
| | $ 2,285,291 | $ 3,189,485 |

The Company clears its customer transactions through a clearing broker-dealer on a fully disclosed basis under SEC Rule 15c3-3-(k)(2)(ii). The deposit with clearing organization relates to cash and securities held with the clearing broker-dealer in a brokerage account.

## (3) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2023:

| | |
|---|---|
| Treasury Bills | $ 256,881 |

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

| | | Fair value measurement at reporting date using | | |
|---|---|---|---|---|
| | December 31, 2023 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| Treasury Bills | $ 256,881 | $ 256,881 | $ 0 | $ 0 |

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the period ended December 31, 2023 and 2022.

As of December 31, 2022, the Company did not own investment securities.

## (4) Receivables from clearing brokers-dealer

Receivables from clearing broker-dealer include amounts arising from normal cash transactions and fees receivable. The amount receivable from clearing broker-dealer as of December 31, 2023 is as follows:

| | |
|---|---|
| Open transactions with clearing broker – dealer | $ 5,351 |

## (5) Furniture and Equipment

Furniture and equipment at December 31, 2023 and 2022 consist of the following:

| | Estimated useful lives (in years) | 2023 | 2022 |
|---|---|---|---|
| Vehicle | 5 | $ 44,246 | $ 44,246 |
| Furniture and office equipment | 7 | 76,379 | 73,693 |
| Total | | 120,625 | 117,939 |
| Less: accumulated depreciation | | (25,297) | (5,582) |
| Net total | | $ 95,328 | $ 112,357 |

Depreciation expense of $19,715 (2022: $5,582), is included in the other expenses line in the statement of operations.

## (6) Other assets

Other assets at December 31, 2023 and 2022 consist of the following:

| | 2023 | 2022 |
|---|---|---|
| Accounts receivables from 12b1 fees and other | $ 376,700 | $ 0 |
| Other prepaid expenses | 6,856 | 4,158 |
| Guarantee deposit and other assets | 14,274 | 0 |
| | $ 397,830 | $ 4,158 |

## (7) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit of $250,000 with Pershing at all times. This amount is held as a treasury bill in the brokerage account. Refer to footnote 3.

The Company has agreed to indemnify Pershing for any losses related to the Company’s customer accounts.

## (8) Transactions with Affiliated Companies

The Company incurred commission service expenses amounting to $654,976 for its relationship with BG Valores, a foreign affiliate. As part of the Company's membership agreement with FINRA, it is approved to maintain a tri-party clearing agreement with the clearing firm (Pershing) and a foreign affiliate (BG Valores). A vital part of this tri-party clearing agreement is a complementary sub-clearing agreement between the Company and its' foreign affiliate "sub-broker", which details the obligations of the foreign affiliate as well as the services to be provided by the Company. The services provided by the Company under the sub-clearing agreement include but are not limited to maintaining fully disclosed accounts with Pershing as well as clearing and execution services. It also includes the financial and payment terms. The Company generated clearing services revenue from its relationship with BG Valores, a foreign affiliate under the sub-clearing agreement. Refer to footnote 12. The Company entered into the Tri-Party Agreement on September 1st, 2022. There were no transactions in 2022 related to the Tri-Party Agreement.

In May 1, 2023, the Company entered into an Operations and Administrative Services Agreement with one of its foreign affiliates, Banco General. This agreement was amended on May 17, 2023. During 2023 and 2022, the Company received administrative services assistance from personnel without an expense to the Company.

## (9) Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of a Minimum Net Capital Requirement of the greater of $100,000 or 6.667% (2022: $100,000 or 12.5%) of Aggregate Indebtedness. As of December 31, 2023, the Company had net capital of $2,411,950 (2022: $3,127,282) which is $2,311,950 (2022: $3,027,282) in excess of its required net capital of $100,000 and 5.35% (2022: $100,000 and 1.97%) of Aggregate Indebtedness.

## (10) Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company.

The Company is not involved in any litigation that in the management's opinion may result in a material adverse effect on the Company, to its financial position or to its operating income.

## (11) Operating Leases

During the year 2022, the Company entered into an operating lease contract to office space for a period of 64 months, with a start date of October 2022 and an expiration date of January 2028.

The lease is classified as an operating lease and is included on the statement of financial condition as a right-of-use asset and a corresponding lease liability.

<u>Operating Lease Cost</u>

| | Year ended December 31, 2023 | Year ended December 31, 2022 | Statement of Operations Classification |
|---|---|---|---|
| Lease costs | $ 127,208 | $ 31,802 | Occupancy and equipment |

The lease costs included the amortized expenses of right-of-use assets for $90,921 (2022: $22,310) and interest expenses for $36,287 (2022: $9,492) of the lease liability.

Operating Lease Assets and Liabilities

| | December 31, 2023 | December 31, 2022 | Statement of Financial Condition Classification |
|---|---|---|---|
| Right-of-use assets, net | $ 446,126 | $ 537,047 | Operating lease right-of-use assets |
| Lease liability | $ 488,308 | $ 568,849 | Operating lease liability |

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Weighted-average remaining lease term | 4.1 year | 5.1 year |
| Weighted-average discount rate | 6.8% | 6.8% |

Future minimum payments for operating leases with initial or remaining terms of one year of more as of December 31, 2023 were as follows:

| Years ending December 31, | Minimum Rent |
|---|---|
| 2024 | $ 131,295 |
| 2025 | 135,235 |
| 2026 | 139,289 |
| 2027 | 143,465 |
| 2028 | 12,223 |
| **Total lease payments** | 561,507 |
| Less: imputed interest | 73,199 |
| **Present value of lease liabilities** | $ 488,308 |

**(12) Fees earned**

The Fees earned during year ended December 31, 2023 are detailed below:

| | |
|---|---|
| 12B-1fees | $ 1,092,332 |
| Mutual fund sales commissions | 158,716 |
| Clearing services | 270,701 |
| **Total** | $ 1,521,749 |

## (13) Results for the period from October 7, 2022 to December 31, 2022

The results of the period between October 7 and December 31, 2022, representing the period after FINRA licensing are as follow:

| | | 2022 | |
|---|---|---|---|
| | January 1, to October 6 | October 7, to December 31 | Total |
| Revenues: | | | |
| Interest income | $ 5,934 | $ 9,099 | $ 15,033 |
| Total revenues | 5,934 | 9,099 | 15,033 |
| Expenses: | | | |
| Employee compensation and benefits | 240,197 | 135,731 | 375,928 |
| Occupancy and equipment | 0 | 31,802 | 31,802 |
| Professional fees | 95,538 | 86,723 | 182,261 |
| Communications | 0 | 15,701 | 15,701 |
| Other | 22,822 | 20,507 | 43,329 |
| Total expenses | 358,557 | 290,464 | 649,021 |
| Net loss | $ (352,623) | $ (281,365) | $ (633,988) |

**BGV SECURITIES USA, LLC** **Schedule I**

(A Wholly Owned Subsidiary of BGV Securities Holdings USA, LLC)
Computation of Net Capital Pursuant to Rule SEC Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2023 and 2022

| | **2023** | **2022** |
|---|---|---|
| **Net capital:** | | |
| Total member's equity | 2,911,744 | 3,244,546 |
| Non-allowable assets: | | |
| Other assets | 397,830 | 4,158 |
| Furniture and equipment, net | 95,328 | 112,357 |
| Receivables from clearing broker-dealer | 5,351 | 749 |
| Total non-allowable assets | 498,509 | 117,264 |
| Net Capital before Haircuts | 2,413,235 | 3,127,282 |
| Less Haircuts | 1,285 | 0 |
| **Net capital** | **2,411,950** | **3,127,282** |
| **Computation of Basic Net Capital Requirement:** | | |
| (a) Minimum dollar net capital requirement of $100,000 | 100,000 | 100,000 |
| (b) 6.667% (2022: 12.5%) of aggregate indebtedness | 8,596 | 7,682 |
| Net capital requirement (greater of (a) or (b)) | 100,000 | 100,000 |
| **Excess net capital** | **2,311,950** | **3,027,282** |
| Aggregate indebtedness | 128,937 | 61,454 |
| Ratio of aggregate indebtedness to net capital | 0.0535 | 0.0197 |

There are no material differences between the Computation of Net Capital as of December 31, 2023 and 2022, under Rule 15c3-1 included above, and the computation included in the FOCUS Report, Part II-A filed on January 25, 2024 and January 26, 2023, respectively.

**See accompanying report of independent registered public accounting firm.**

(A Wholly Owned Subsidiary of BGV Securities Holdings USA, LLC)

Computation for the Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

Under the Securities Exchange Act of 1934

From October 7, 2022 to December 31, 2023

The Company clears all transactions with and for customers on a fully disclosed basis through its clearing broker dealer, and the Company does not otherwise hold funds or securities for or owe money to customers. The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 in that the Company claimed and met the exemption provisions in subparagraph (k)(2)(ii) from October 7, 2022, to December 31, 2023, without exception.

**See accompanying report of independent registered public accounting firm.**

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

**Report of Independent Registered Public Accounting Firm**

To the Member and the Board of Managers
BGV Securities USA, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) BGV Securities USA, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period from October 7, 2022 to December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
April 3, 2024

Stamp No. E556072 of the Puerto Rico
Society of Certified Public Accountants was
affixed to the record copy of this report.

BGV Securities USA, LLC
Exemption Report

BGV Securities USA, LLC (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period from October 7, 2022, to December 31, 2023, without exception.

______________________________________

BGV Securities USA, LLC

I, _Roberto Aleman_, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

**By: Roberto Aleman**

Title: CEO

April 3, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

# GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| BGV SECURITIES USA LLC | 8-70772 |

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

| | | | | |
|---|---|---|---|---|
| 1 | | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 2,320,689.00 |
| 2 | | Additions: | | |
| | a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| | b | Net loss from principal transactions in securities in trading accounts. | | |
| | c | Net loss from principal transactions in commodities in trading accounts. | | |
| | d | Interest and dividend expense deducted in determining item 1. | | |
| | e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| | f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| | g | Net loss from securities in investment accounts. | | |
| | h | Add lines 2a through 2g. This is your **total additions**. | | $ 0.00 |
| 3 | | Add lines 1 and 2h | | $ 2,320,689.00 |
| 4 | | Deductions: | | |
| | a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | |
| | b | Revenues from commodity transactions. | | |
| | c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 333,902.00 | |
| | d | Reimbursements for postage in connection with proxy solicitations. | | |
| | e | Net gain from securities in investment accounts. | | |
| | f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| | g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| | h | Other revenue not related either directly or indirectly to the securities business. | | |
| | | ***Deductions in excess of $100,000 require documentation*** | | |
| 5 | a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | | |
| | b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| | c | Enter the greater of line 5a or 5b | $ 0.00 | |
| 6 | | Add lines 4a through 4h and 5c. This is your **total deductions**. | | $ 333,902.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2023

| | | | | |
|---|---|---|---|---|
| **7** | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | | $ 1,986,787.00 |
| **8** | Multiply line 7 by .0015. This is your **General Assessment**. | | | $ 2,980.00 |
| **9** | Current overpayment/credit balance, if any | | | $ 0.00 |
| **10** | General assessment from last filed 2023 SIPC-6 or 6A | | $ 587.00 | |
| **11 a** | Overpayment(s) applied on all 2023 SIPC-6 and 6A(s) | $ 0.00 | | |
| **b** | Any other overpayments applied | $ 0.00 | | |
| **c** | All payments applied for 2023 SIPC-6 and 6A(s) | $ 587.00 | | |
| **d** | Add lines 11a through 11c | | $ 587.00 | |
| **12** | **LESSER** of line 10 or 11d. | | | $ 587.00 |
| **13 a** | Amount from line 8 | | $ 2,980.00 | |
| **b** | Amount from line 9 | | $ 0.00 | |
| **c** | Amount from line 12 | | $ 587.00 | |
| **d** | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | | $ 2,393.00 |
| **14** | Interest (see instructions) for 19 days late at 20% per annum | | | $ 25.00 |
| **15** | **Amount you owe SIPC**. Add lines 13d and 14. | | | $ 2,418.00 |
| **16** | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-70772 | DEA: FINRA | 2023 | Dec |

*MEMBER NAME* BGV SECURITIES USA LLC
*MAILING ADDRESS* 201 S BISCAYNE BLVD STE 1130
MIAMI, FL 33131

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BGV SECURITIES USA LLC
(Name of SIPC Member)

Emily Abbruzzese
(Authorized Signatory)

3/20/2024
(Date)

eabbruzzese@bgvsecurities.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

**Report of Independent Registered Public Accounting Firm**

The Board of Managers
BGV Securities USA, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of BGV Securities USA, LLC (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement recordsentries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the yearended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year endedDecember 31, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working, and noted nodifferences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the relatedsupporting schedules and working papers supporting the adjustments and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
April 3, 2024

Stamp No. E556073 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.